SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2018 (Report No. 1)

Commission File Number: 0-27466

NICE LTD.

(Translation of Registrant's Name into English)

13 Zarchin Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1 NICE Robotic Automation Improves Speed, Compliance and Accuracy for The Results Companies, Dated October 3, 2018.
99.2 NICE inContact CXone Wins 2018 Stratus Award for Cloud Computing in Enterprise Software as a Service, Dated October 4, 2018.
99.3 NICE Actimize Recognized as a Market Leader in Opimas Trade Surveillance Solutions Vendor Report, Citing Voice Communication and Trade Reconstruction Strengths, Dated October 8, 2018.
99.4 NICE Recognized as Global Market Share Leader for Speech Analytics for Seventh Year in a Row, Dated October 10, 2018.
99.5 NICE Announces 'Don't Compromise on Customer Experience' Webinar Series, Dated October 11, 2018.
99.6 NICE inContact Global Study Reveals Digital Channel Use Gaining Ground – And It’s Not Because of AI Chatbots (Yet), Dated October 15, 2018.
99.7 NICE Actimize Awarded for “XCelent” Functionality in Celent’s 2018 AML Transaction Monitoring ABCD Vendor View, Dated October 16, 2018.
99.8 NICE Actimize Launches X-Sight, the Industry’s First Financial Crime Risk Management Platform-as-a-Service Solution, Dated October 17, 2018.
99.9 NICE inContact Named a Leader for Fourth Consecutive Year in Gartner Magic Quadrant for Contact Center as a Service, North America, Dated October 19, 2018.
100.0 NICE Announces Interactions 2018 Paris Where Europe’s Leading Organizations Will Discuss Strategies for Winning in the Experience Economy, Dated October 22, 2018.
100.1 Unisys Makes NICE inContact CXone Key Part of Global Omnichannel Service Solution, Dated October 24, 2018.
100.2 NICE Actimize Named a Leader in IDC MarketScapes on Anti-Money Laundering and Know-Your-Customer Solutions in Its  2018 Financial Services Reports, Dated October 25, 2018.
100.3 NICE Actimize Positioned as a Category Leader in the 2018 Chartis RiskTech Quadrant® for Enterprise Fraud Solutions, Dated October 29, 2018.
100.4 NICE Actimize Named 2018’s “Best Compliance RegTech Global” by Capital Finance International Magazine, Dated October 31, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE LTD.

By:	/s/ Tali Mirsky
Name: Tali Mirsky
Title: Corporate VP, General Counsel and Corporate Secretary

Dated: November 5, 2018

EXHIBIT INDEX

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1 NICE Robotic Automation Improves Speed, Compliance and Accuracy for The Results Companies, Dated October 3, 2018.
99.2 NICE inContact CXone Wins 2018 Stratus Award for Cloud Computing in Enterprise Software as a Service, Dated October 4, 2018.
99.3 NICE Actimize Recognized as a Market Leader in Opimas Trade Surveillance Solutions Vendor Report, Citing Voice Communication and Trade Reconstruction Strengths, Dated October 8, 2018.
99.4 NICE Recognized as Global Market Share Leader for Speech Analytics for Seventh Year in a Row, Dated October 10, 2018.
99.5 NICE Announces 'Don't Compromise on Customer Experience' Webinar Series, Dated October 11, 2018.
99.6 NICE inContact Global Study Reveals Digital Channel Use Gaining Ground – And It’s Not Because of AI Chatbots (Yet), Dated October 15, 2018.
99.7 NICE Actimize Awarded for “XCelent” Functionality in Celent’s 2018 AML Transaction Monitoring ABCD Vendor View, Dated October 16, 2018.
99.8 NICE Actimize Launches X-Sight, the Industry’s First Financial Crime Risk Management Platform-as-a-Service Solution, Dated October 17, 2018.
99.9 NICE inContact Named a Leader for Fourth Consecutive Year in Gartner Magic Quadrant for Contact Center as a Service, North America, Dated October 19, 2018.
100.0 NICE Announces Interactions 2018 Paris Where Europe’s Leading Organizations Will Discuss Strategies for Winning in the Experience Economy, Dated October 22, 2018.
100.1 Unisys Makes NICE inContact CXone Key Part of Global Omnichannel Service Solution, Dated October 24, 2018.
100.2 NICE Actimize Named a Leader in IDC MarketScapes on Anti-Money Laundering and Know-Your-Customer Solutions in Its  2018 Financial Services Reports, Dated October 25, 2018.
100.3 NICE Actimize Positioned as a Category Leader in the 2018 Chartis RiskTech Quadrant® for Enterprise Fraud Solutions, Dated October 29, 2018.
100.4 NICE Actimize Named 2018’s “Best Compliance RegTech Global” by Capital Finance International Magazine, Dated October 31, 2018.